Exhibit 1

Excerpts from Portugal Telecom’s Consolidated Report for the First Nine Months of 2014

The Business Combination of Portugal Telecom and Oi

Following the memorandum of understanding disclosed to the market on 2 October 2013 (the “Memorandum of Understanding”), Portugal Telecom, Oi and the main shareholders of both companies announced their intention to implement a combination of the businesses of Portugal Telecom and Oi (the “Business Combination”) into a single listed company governed by the laws of Brazil, which has now been determined to be Telemar Participações, S.A. (“TmarPart” or “CorpCo”).

The Business Combination transaction, as initially considered, involved three principal steps:

•

A first step involving a share capital increase of Oi (the “Oi Capital Increase”), completed on 5 May 2014, with the issuance of common shares and preferred shares in a subscription offer totaling R$8,250 million in cash, including the proceeds resulting from the exercise of the greenshoe option, and the issuance of common shares and preferred shares to Portugal Telecom in exchange for Portugal Telecom’s transferring to Oi (i) all of Portugal Telecom’s operational assets, except for interests held directly or indirectly –through Bratel Brasil, SA (“Bratel Brasil”) and PTB2 SA (“PTB2”) - in Oi, Contax Participações, SA, and Bratel BV, and (ii) substantially all of Portugal Telecom’s liabilities at the time of transfer, which the valuation report valued at a net value (i.e. assets minus liabilities) of R$5,709.9 million. Concurrently with the Oi Capital Increase, Portugal Telecom subscribed, through its Brazilian subsidiaries, convertible debentures issued by companies within the chain of control of AG Telecom Participações SA (“AG Telecom”) and of LF Tel SA (“LF Tel”), and these companies subscribed convertible debentures of TmarPart. All of such debentures have been converted, and, as a result, PT acquired an additional stake in these companies within the chain of control of AG Telecom and LF Tel and, indirectly, in TmarPart and Oi;

•

A second step involving a Brazilian law incorporation of shares (the “Merger of Shares”), pursuant to which, subject to the approval of holders of Oi and CorpCo common shares, all Oi shares, other than those held by CorpCo, would be exchanged for CorpCo common shares, with Oi thereby becoming a wholly-owned subsidiary of CorpCo.  At the same time, CorpCo would become listed on the Novo Mercado segment of the BM&FBOVESPA, SA – Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”). Concurrently with the Merger of Shares, the control structure of CorpCo was expected to be simplified through the corporate reorganization of the various holding companies having direct and indirect shareholder interests in CorpCo, as a result of which, among other effects, PT would directly hold the Oi shares corresponding to its indirect interest in CorpCo (the “Corporate Reorganization”); and

•

A third step involving the later merger through incorporation, under Portuguese and Brazilian law, of Portugal Telecom by and into CorpCo, with the latter being the surviving company (the “Merger”), and as a result of which the shareholders of Portugal Telecom would receive a total amount of shares of CorpCo equal to the amount of shares of that company held by Portugal Telecom immediately prior to the Merger. The shares of CorpCo, the entity resulting from the abovementioned transactions, would be listed on the Novo Mercado segment of the BM&FBOVESPA, on the NYSE Euronext Lisbon regulated market (“Euronext Lisbon”), and on the New York Stock Exchange (“NYSE”).

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The transaction resulted thus from an agreement, and it was left to the management of both companies (which included certain members exercising management positions at both companies as a result of the cross-shareholdings between the companies) to implement such transactions, subject to approval by the shareholders at general meetings. With respect to PT, the first and third steps of the Business Combination were to be subject to the approval of PT’s shareholders at general meetings.

Oi Capital Increase

In the context of the Business Combination, the Oi Capital Increase has already taken place, whereby, as expected, part of the new shares issued by Oi were subscribed by Portugal Telecom through a contribution in kind corresponding to all of the shares of PT Portugal, SGPS, SA (“PT Portugal”), a company that held all the operational assets corresponding to the businesses of the companies of the Portugal Telecom group (“Portugal Telecom Group”) (with the exception of the interests held, directly or indirectly, in Oi, Contax Participações, SA, and Bratel BV) and the respective liabilities on the date of their contribution (“PT Assets”). The PT Assets were contributed based on the value set forth in a proposal of the Board of Directors of Oi to the general meeting of Oi’s shareholders, based on a valuation report issued by an independent and specialized institution - Banco Santander (Brasil) SA, engaged by Oi for that purpose – in accordance with applicable Brazilian legislation, the valuation report of which was approved at the Oi general shareholders’ meeting held on 27 March 2014. For more information regarding the valuation methods and criteria used by Banco Santander (Brasil) SA for the issuance of the valuation report, see the copy attached as Annex 1 to the proposal of the PT Board of Directors to the general shareholders’ meeting held last 27 March, and available at www.cmvm.pt.

As indicated above, given its importance, PT’s subscription to the Oi Capital Increase was subject to and approved by the shareholders of PT at a general shareholders’ meeting.

Upon completion of the Oi Capital Increase, Oi became a company with significant presence in the principal segments of the telecommunications markets in Portugal and Brazil, while at the same time holding the interests previously held by PT in Africa.

On 27 March 2104, the general meeting of Oi’s shareholders approved the aforementioned valuation report and the contribution of the PT Assets to Oi, which assets were valued at R$5,709.9 million - corresponding to Euro 1,750 million, using the conversion rate from Reais to Euros on 20 February 2014 (that is, R$3.2628 per Euro), as set forth in the previous agreements - the amount for which the general shareholders’ meeting of Portugal Telecom, also held on 27 March 2014, approved the contribution of the PT Assets in the context of the Oi Capital Increase.

The Oi Capital Increase was completed on 5 May 2014, where Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares of Oi in exchange for the contribution of all of the shares of PT Portugal, owner of the PT Assets. As a result, Portugal Telecom currently owns, as its sole material asset, a direct and indirect interest of 39.7% of Oi’s share capital, including 39.0% of the voting share capital (excluding indirect interests through TmarPart, AG Telecom and LF Tel in Oi).

The PT Assets contributed by PT in the context of the Oi Capital Increase included a creditor position with respect to Rio Forte Investments, SA (“Rioforte”) - a company within Grupo Espírito Santo (“GES”) - corresponding to certain short-term investments subscribed for or acquired by two companies which at the time were wholly-owned subsidiaries of Portugal Telecom – namely PT Portugal and Portugal Telecom International Finance, BV (“PTIF”) – in the aggregate amount of Euro 897 million, detailed below as Rioforte Instruments .

On 15 July 2014, the Rioforte Instruments  held by the above mentioned subsidiaries in the amount of Euro 847 million matured. On 17 July 2014 the additional portion of Euro 50 million of the Rioforte Instruments also matured.

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Rioforte failed to repay the amounts due under the Rioforte Investments on their respective maturity dates, and on 22 July and 24 July 2014, the additional grace periods during which the payment of the Rioforte Instruments  due on 15 July and 17 July 2014, respectively, could have been made, also lapsed without the amounts due having been paid.

Shareholder agreements

Under the agreements relating to the Business Combination as currently in effect below, if the second step of the Business Combination, which includes the Merger of Shares and the Corporate Reorganization, is not completed by 31 March 2015, the parties will no longer be bound to exercise their respective voting rights in the applicable companies in favor of approving all the steps for Corporate Reorganization and the Merger of Shares expected to occur during this second step of the Business Combination.

In this case, the shareholders’ agreements relating to TmarPart (the “TmarPart Shareholder Agreements”) entered into or amended on 25 January 2011, on 19 February 2014 and on 8 September 2014, will remain in force, with the quorum requirements provided for in the agreements to be adjusted in consideration of the percentage interests held by AG Telecom, LF Tel, BNDES Participações SA - BNDESPAR (“BNDESPAR”), Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), Fundação Atlântico de Seguridade Social (“FATL”), Fundação Petrobras de Seguridade Social - PETROS (“PETROS”), Fundação dos Economiários Federais - FUNCEF (“FUNCEF”) and Bratel Brasil S.A. (“Bratel Brasil”) on 31 March 2015, in order to ensure that the voting rights of such shareholders are equal to those on 19 February 2014, and provided they have not reduced their respective shareholder interests before 31 March 2015 through the sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement (as defined below) or their related parties.

The TmarPart Shareholder Agreements included (a) a general shareholders’ agreement, entered into by all TmarPart shareholders - AG Telecom, LF Tel, FATL, Bratel Brasil, BNDESPAR, PREVI, PETROS, and FUNCEF - as parties, and by TmarPart and Portugal Telecom, as intervening parties (“Global Shareholders’ Agreement”) and (b) a separate shareholders’ agreement entered into only among AG Telecom, LF Tel, and FATL as parties, and TmarPart as intervening party (“Control Group Shareholders’ Agreement”).

The TmarPart Shareholder Agreements provide for the following relevant rights and obligations:

(1)	Global Shareholders’ Agreement

(i)

The initial term for the Global Shareholders Agreement expires on 25 April 2048, or on the expiration date of the last to expire of the concessions or authorizations held by TmarPart or any of its subsidiaries, whichever occurs last, subject to the agreement of the parties to the Global Shareholders’ Agreement. The Global Shareholders’ Agreement may be extended for successive periods of ten years with the consent of all the parties.

(ii)

The following provisions apply to the election of members of the board of directors and the executive officers, and the voting of their shares, in TmarPart and every TmarPart subsidiary that has net operating revenues equal to or in excess of R$ 100 million, which will be referred to as the “controlled subsidiaries”:

		a.	The board of directors of TmarPart will consist of eleven effective members and an equal number of alternates;
		b.	AG Telecom, LF Tel, and FATL will, together, have the right to designate a majority of the members of the board of directors of TmarPart, and of each of the controlled subsidiaries;

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c.

Each increment of 7% of the voting share capital of TmarPart held by a party to the Global Shareholders’ Agreement will entitle such party to designate one member of the board of directors of TmarPart and of each of the controlled subsidiaries, as well as the respective alternate;

d.

So long as Portugal Telecom holds at least 7% of the voting share capital of TmarPart, it will be entitled to designate one member of the board of directors of TmarPart and two members of the board of directors of Oi, and the respective alternates, from among the directors and executive officers of Portugal Telecom;

e.

Each increment of 7% of the voting share capital of TmarPart held by BNDESPAR, PREVI, PETROS, and FUNCEF will entitle these entities to collectively designate (a) one member of the board of directors of TmarPart and of each of the controlled subsidiaries, as well as the respective alternate; and (b) one effective member of the Oi board of directors and its respective alternate;

	f.	TmarPart management will consist of four executive officers;
	g.	AG Telecom, LF Tel, and FATL shall be entitled, together, to appoint the CEO of TmarPart and another member of TmarPart’s management;
	h.	so long as they hold, together, at least 12% of the voting share capital of TmarPart, PREVI, PETROS, and FUNCEF will be entitled, together, to nominate a member of TmarPart management;
	i.	So long as it holds at least 12% of the voting share capital of TmarPart, Portugal Telecom will be entitled to nominate a member of TmarPart management;
j.

AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, PETROS and FUNCEF will, together, elect the CEO for each of the controlled subsidiaries pursuant to the rules established in the Global Shareholders’ Agreement;

	k.	BNDESPAR, PREVI, PETROS, and FUNCEF have the right, together, to designate a member of TmarPart’s fiscal board, and one for each of the controlled subsidiaries; and
l.

AG Telecom, LF Tel, BNDESPAR, Bratel Brasil, FATL, PREVI, FUNCEF, and PETROS will hold pre-meetings prior to shareholders’ and board of directors’ meetings of TmarPart and the controlled subsidiaries, and will exercise their voting rights in TmarPart and the controlled subsidiaries, and instruct their representatives on these boards of directors to vote in accordance with the decisions made at the pre-meetings. Such parties will not be entitled to exercise their voting rights, including for the interests held directly in Oi and in the other controlled subsidiaries, against matters already approved at a pre-meeting held pursuant to the Global Shareholders’ Agreement.

(iii)	Under the Global Shareholders’ Agreement, each of the parties agreed:

a.

Not to enter into other shareholders’ agreements with respect to TmarPart shares, other than (i) the Global Shareholders’ Agreement, (ii) the Control Group Shareholders’ Agreement, (iii) the shareholders’ agreements entered into among Bratel Brasil, Andrade Gutierrez SA (“AGSA”) and Jereissati Telecom SA (“Jereissati Telecom”), and (iv) the shareholders’ agreement entered into among BNDESPAR, PREVI, FUNCEF and PETROS;

b.

Not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the shareholder agreements entered into among Bratel Brasil, AGSA and Jereissati Telecom, and the shareholders’ agreement entered into among BNDESPAR, PREVI, FUNCEF and PETROS, without the consent of all the parties to the Global Shareholders’ Agreement;

	c.	Not to grant any encumbrances on the shares held in TmarPart, with the exception of a pledge or security, according to Global Shareholders’ Agreement;

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d.

To grant certain pre-emptive rights and tag-along rights to the other parties to the Global Shareholders’ Agreement in relation to any transfer of shares held in TmarPart and to any transfer of shares representing the control of TmarPart, respectively;

e.

That the other parties to the Global Shareholders’ Agreement have the right to sell, and Portugal Telecom (via Bratel Brasil) has the obligation to buy, up to all of the other parties’ shares of TmarPart, in the event that Bratel Brasil acquires control of TmarPart;

		f.	To offer its shares of TmarPart to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such party; and
		g.	That the other shareholders have the right to acquire all TmarPart shares held by Bratel Brasil in the event of a change in the control of PT.

(2)	Control Group Shareholders’ Agreement

	(i)	The initial term of the Control Group Shareholders’ Agreement expires on 25 April 2048 and can be extended for successive ten-year terms with the consent of all the parties.

	(ii)	Under the Control Group Shareholders’ Agreement, each of the parties agreed:

a.

To hold pre-meetings between themselves prior to the pre meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

		b.	That any TmarPart common shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to the terms of this agreement; and
c.

If one of the parties to the Control Group Shareholders’ Agreement sells all or part of its common shares of TmarPart to any other party or a third party, the purchaser(s) and the seller, as applicable, will be considered one voting block for the purposes of exercising voting rights under the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement), and such voting block will hold pre-meetings to the pre-meetings of the parties to the Control Group Shareholders’ Agreement.

In addition to the TmarPart Shareholders’ Agreements, if the second step of the Business Combination between Portugal Telecom and Oi, which includes the Merger of Shares and the Corporate Reorganization, is not completed by 31 March 2015, the shareholder agreements entered into among Bratel Brasil, AGSA and Jereissati Telecom, which include the following shareholder agreements entered into by such parties on 25 January 2011 and amended on 19 February 2014 and 8 September 2014, will remain in force: (i) the shareholders’ agreement entered into between Jereissati Telecom and Bratel Brasil in relation to EDSP75 Participações (“EDSP”), with EDSP, LF Tel,  AGSA, Pasa Participações (“PASA”), Andrade Gutierrez Telecomunicações Ltda. (which later merged with and into AGSA), AG Telecom, Portugal Telecom,  Sayed RJ Participações S.A. (“Sayed”), Venus RJ Participações S.A. (“Venus”) and PTB2 S.A. (“PTB2”) as intervening parties (the “EDSP Shareholders’ Agreement”), and (ii) the shareholders’ agreement entered into between AGSA and Bratel Brasil in relation to PASA, with PASA, AG Telecom,  Jereissati Telecom, ESDP, LF Tel, Portugal Telecom, Sayed, Venus and PTB2 as intervening parties (the “PASA Shareholders’ Agreement”). The initial terms of these shareholder agreements also expire on 25 April 2048 but can be extended for successive ten-year periods with the consent of all the parties thereto.

These EDSP and PASA shareholder agreements are intended to coordinate PASA and EDSP’s corporate governance and to simplify the decision-making process among Jereissati Telecom, AGSA and Portugal Telecom as shareholders of TmarPart. Under these shareholders’ agreements, among other things:

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•

Pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement;

•	The approval of certain issues is subject to a qualified majority vote of the shareholders, including:
> Approval of, and amendments to, the annual budget and annual investment plans of PASA, EDSP, AG Telecom, and LF Tel, which are subject to a qualified majority of 83% of the votes;
>

The entering by PASA, EDSP, AG Telecom, or LF Tel, into any loans or financing agreements in excess of R$50 million, or the entering of any agreement imposing a pecuniary obligation on PASA, EDSP, AG Telecom, or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA, EDSP, AG Telecom, or LF Tel on behalf of third parties obligations in excess of R$50 million, which are subject to a qualified majority of 90% of votes; and

>

Any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by PASA, AG Telecom, or LF Tel, the approval of any decision subject to a qualified majority under the scope Global Shareholders’ Agreement (defined as a “material decision” according to the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement), among other issues, which are subject to a unanimous vote of the shareholders.

•	Rights of first offer are granted to the shareholders with respect to the transfer of shares issued by PASA and EDSP;
•	Tag-along rights are granted in favor of Portugal Telecom, in the event of the sale of PASA and EDSP shares by AGSA or Jereissati Telecom, as applicable; and
•	A general restriction on the sale of shares issued by PASA and EDSP by AGSA or Jereissati Telecom, as applicable, to competitors of Portugal Telecom.

If the Business Combination is not completed by 31 March 2015, any of the shareholders party to the PASA Shareholders’ Agreement or the EDSP Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel Brasil, PTB2, AGSA and Jereissati Telecom to receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interests in those entities.

The implementation of the second step of the Business Combination, which includes the Corporate Reorganization and the Merger of Shares, requires a further pre-meeting of the shareholders of CorpCo to approve the valuation reports required for the implementation of such transactions, among other matters.

Final agreement on the terms to proceed with the Business Combination

On 28 July 2014, PT SGPS and Oi S.A. announced that they had reached an agreement on the final terms of the key contracts following the Memorandum of Understanding (“MOU”) announced on 16 July 2014. The main terms of these contracts established that:

>

PT SGPS would be exchange (“Exchange”) with Oi the treasury applications in Rio Forte Investments SA (“Rioforte debt”), amounting to Euro 897 million, for 474,348,720 Oi ON shares plus 948,697,440 Oi PN shares (the “Oi Call Shares”);

>

PT SGPS would be granted a non-transferrable American-type call (“Call”) to repurchase the Oi Call Shares (strike prices of R$2.0104 ON and R$1.8529 PN), which would be adjusted by the Brazilian CDI rate plus 1.5% per year;

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>

The Call on the Oi Call Shares would become effective on the date of the Exchange, will have a 6-year maturity, and the Oi Call Shares that PT SGPS has the right to call would be reduced by 10% at the end of the first year and by 18% per year thereafter;

>	Any proceeds received as a result of a monetization of the Call through the issuance of derivatives or back to back instruments must be used to exercise the Call;

>	PT SGPS could only acquire Oi or CorpCo shares through the exercise of the Call;

>

The Call would be cancelled if (i) PT SGPS’s bylaws would be voluntarily amended to remove the 10% voting limitation, (ii) PT SGPS act as a competitor to Oi, or (iii) PT SGPS breach certain obligations under the definitive documentation, and

>

The contracts would be executed as soon as all corporate approvals had been obtained and the Exchange should be subject to the approval of Comissão de Valores Mobiliários in Brazil and should be executed before or on 31 March 2015.

The terms of the agreements also included an agreed alternative to the incorporation of PT SGPS into CorpCo as previously announced, aimed at achieving the following objectives:

>	Allow for the merger of Oi and CorpCo and migration to the Novo Mercado to be implemented as soon as possible, with the listing of CorpCo on BM&F Bovespa, Euronext Lisboa and NYSE;

>

Subject to approval by the Board of Directors and at a General Shareholders Meeting, to be specifically convened for such purpose, PT SGPS shareholders will receive all shares of CorpCo held by PT SGPS, corresponding to the ownership interest in CorpCo of 25.6%, adjusted for the treasury shares resulting from the execution of the Exchange and prior to any exercise of the Call, and

>	PT SGPS to remain listed with the Rioforte Instruments and the Call as its only material assets.

The terms of the agreements, as described above, were approved on 8 September 2014 at the General Shareholders Meeting of PT SGPS, and the definitive agreements were concluded on the same day. However, the Exchange is still subject to the approval of Comissão de Valores Mobiliários in Brazil. Such approval should be granted until 31 March 2015.

Subsequent events

•

On 9 November 2014, Terra Peregrin - Participações SGPS, S.A. published a preliminary announcement for the launch of a public takeover bid for the acquisition of the total ordinary and category A shares, representative of the whole share capital and voting rights of Portugal Telecom (including the shares corresponding to the share capital of Portugal Telecom which are underlying to the ADRs). The offeror’s voting rights are entirely attributable to Mrs. Isabel dos Santos and/or one or more companies (with registered offices in Portugal or abroad) in a control or group relationship with the offeror and/or with Mrs. Isabel dos Santos.

The offer is general and voluntary and the consideration offered, to be paid in cash, is of €1.35 per share, which represents a premium of circa 11% in relation to the last closing price of the shares of Portugal Telecom

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on 7 November 2014 (€1.217). The effectiveness of the offer is subject to the acquisition of, at least, 50.01% of the voting rights corresponding to the share capital of Portugal Telecom.

According to the preliminary announcement, the launch of the offer is subject to:

1.	Obtaining the prior registration of the offer with the Portuguese Securities Market Commission (“CMVM”);

2.	The declaration by CMVM of the derogation of the duty to launch the subsequent takeover bid, as a result of the acquisition of shares of Portugal Telecom in the context of this offer;

3.

Obtaining the legal and administrative approvals and authorisations that may be required under Portuguese law and/or any applicable foreign legislation, notably from the competent competition authorities in Portugal, Brazil and/or the European Union (however, the offeror understands that its offer does not entail any competition issues on any jurisdiction);

4.

Obtaining the authorisation of the shareholders’ general meeting of Portugal Telecom (even if conditional upon the success of the offer) for the offeror to acquire a shareholding greater than 10% of the shares representing the share capital of Portugal Telecom, without the establishment of any other limit or condition;

5.

The amendment of the articles of association of Portugal Telecom (even if conditional upon the success of the offer or even if only applicable to the offeror or entities in the position of the offeror) so that there is no limit on the counting of votes issued by a single shareholder, by itself or through a representative, in its own name or as the representative of another shareholder;

6.

The adoption of resolutions by the competent body or bodies of Portugal Telecom and/or of Oi and/or of other companies involved in the Business Combination, aimed at the immediate suspension (up to the 30th day following the physical and financial settlement of the offer) of the process of the Business Combination;

7.

The elimination or non-enshrinement (as applicable) of limits in the articles of association on the counting of votes issued by a single shareholder, by itself or through a representative, in its own name or as representative of another, regardless of the shareholding that each shareholder holds in CorpCo and/or Oi (even if conditional upon the success of the offer or even if only applicable to Portugal Telecom and to the offeror or entities in the position of the offeror);

8.

The change of the terms of the Call Option agreed with Oi (even if conditional upon the success of the offer) so to (i) eliminate the obligation imposed on Portugal Telecom to only be able to acquire shares of Oi or of CorpCo by exercising the Call Option and (ii) not to grant Oi with the option to cancel or extinguish the Call Option in case of (a) amendment of the articles of association of Portugal Telecom as referred to in paragraph 5 above, and (b) direct or indirect carrying on by Portugal Telecom of activities that compete with those carried on by Oi and of the entities it controls in the countries in which they operate;

9.	The modification (even if conditional upon the success of the offer) of any instruments that establish negative consequences in the event of a change of control of Portugal Telecom;

10.

The adoption of resolutions by the competent body or bodies of Portugal Telecom, and/or of Oi, and/or of CorpCo, and/or of companies that are their controlling shareholders, and/or of other companies involved

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in processes, whether or not they have been announced, to divest or encumber relevant assets, that approve the interruption or the non-pursuit, in any form, of said processes, or the rejection of any proposals presented in this context.

In addition, the preliminary announcement mentions several assumptions on which the offer is based.

On 10 November, Oi published an announcement in which it stated that the conditions for the launch of the offer whose adoption would imply the change of the terms of the Business Combination, recently renegotiated by Portugal Telecom and Oi – notably, the conditions mentioned in paragraphs 6, 7, 8 and 9 above – were unacceptable. Oi also mentioned that it would not proceed to any change of the corporate acts, definitive agreements and other instruments executed in order to meet any of the conditions for the launch of the offer.

Further to Oi’s announcement, on 17 November 2014, Terra Peregrin - Participações SGPS, S.A. issued an announcement in which it stated its willingness to waive certain conditions previously established for the launch of the offer over Portugal Telecom’s shares:

a.

Firstly, the offeror stated it was willing to waive the condition mentioned in paragraph 6 above. However, the offeror added a new assumption of the offer, consisting on the non-conclusion of the process of the Business Combination before the 15th day prior to the physical and financial settlement of the offer.

b.	In addition, the offeror stated it was willing to waive the condition mentioned in paragraph 7 above.

c.

Thirdly, the offeror stated it was willing to waive the condition mentioned in paragraph 8 above. Within this context, the offeror stated it would amend this condition so that it would consist on the change (even if conditional upon the success of the offer) of the instruments which grant Oi with the option to cancel or extinguish the Call Option in case the situations mentioned in (a) and (b) of paragraph 8 above occur, in such a way that the Call Option would only be granted to Portugal Telecom’s shareholders who do not sell their shares in the offer, i.e., in such a way that the offeror does not benefit from the Call Option.

d.

Finally, the offeror stated it was willing to waive the conditions mentioned in paragraphs 9 and 10 above. However, the offeror added a new assumption of the offer, consisting on the inexistence of (i) any instruments that establish negative consequences in the event of a change of control of Portugal Telecom, and (ii) resolutions to divest or encumber relevant assets by the competent body or bodies of Portugal Telecom, and/or of Oi, and/or of CorpCo, and/or of companies that are their controlling shareholders, and/or of other companies involved in processes, whether or not they have been announced, to divest or encumber relevant assets.

On the same date, the CMVM issued an announcement on the change of the conditions by the offeror and stated that (i) the offeror had announced its willingness to waive or amend certain conditions included in the preliminary announcement for the launch of the offer, and that any definitive decision should be formalised through an alteration of the conditions established in said preliminary announcement and be included in the request for registration to be presented to the CMVM until 1 December 2014; and (ii) since the consideration mentioned in the preliminary announcement does not comply with the weighted average price in the six-month period prior to the preliminary announcement, the CMVM would evaluate, at the time of the registration of the offer, the justification and equity of the consideration proposed, to be duly explained by the offeror in its request for the registration of the offer, and then decide whether the offer should be deemed as derogating the duty to launch the subsequent takeover bid as a result of the acquisition of more than 50% of the voting rights of Portugal Telecom.

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Under article 181 of the Portuguese Securities Code, the Board of Directors will issue a statement within 8 days counting from the reception of the draft of the prospectus and of the offer announcement that shall be delivered by the offeror until 1 December 2014.

•

In November 2014, Africatel GmbH and Portugal Telecom were informed that Samba Luxco S.à.r.L. (“Samba”), holder of a 25% interest in Africatel Holdings B.V., had initiated an arbitration proceeding against Africatel GmbH (a former subsidiary of Portugal Telecom now owned by Oi S.A.) and Portugal Telecom in the Court of Arbitration of the International Chamber of Commerce relating to its purported put right to sell an interest in Africatel Holdings B.V., which Samba believes was triggered by the transfer of the shares of Africatel GmbH to Oi S.A. in the share capital increase of Oi in May 2014, among other claims. Both Africatel GmbH and Portugal Telecom intend to vigorously defend this proceeding.

Under the Subscription Agreement entered into by Portugal Telecom and Oi S.A. in connection with the Oi S.A. share capital increase, Oi S.A. agreed to succeed to Portugal Telecom in any right or obligation contracted by it, as long as the agreements generating that right or obligation have been indicated in the documents for the global offering that formed part of the Oi share capital increase.  The prospectus for the Oi S.A. share capital increase disclosed, among other things, that Samba had asserted that the business combination between Portugal Telecom and Oi S.A. triggered certain rights under the Africatel shareholders’ agreement, including a put right in respect of Samba’s interest in Africatel Holdings B.V.

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On 8 October 2014, some shareholders of the Company brought a civil lawsuit before the District Court of Lisbon (Tribunal Judicial da Comarca de Lisboa) seeking a declaration of invalidity and/or the nullification of a shareholders resolution that was approved at the General Meeting of Shareholders held on 8 September 2014, on the grounds of alleged impediment to vote of certain shareholders of the Company, violation of the purpose or object of the Company and abusive vote. The Company was summoned in order to present its statement defense on 13 October 2014 and submitted it on 12 November 2014.

In addition, on 19 September 2014, a shareholder holding 500 shares of the Company has initiated an injunction proceedings before the District Court of Lisbon (Tribunal Judicial da Comarca de Lisboa) in order to suspend the shareholders resolution that was approved at the General Meeting of Shareholders held on 8 September 2014. Although the claimant lacks legal standing for the required purpose – to the extent that such proceedings could only be initiated by shareholders who, alone or jointly, hold shares corresponding to at least 0.5% of the share capital -, the Court ordered the Company to be summoned in order to present its statement of opposition, which occurred last 5 November 2014. The Company submitted its statement of opposition on 17 November 2014 and now waits for a Court decision on the granting of the protective order.

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On 18 November 2014, at Oi’s Extraordinary General Meeting, shareholders approved a reverse stock split of all the ordinary and preferred shares issued by Oi at a ratio of 10: 1, such that each lot of ten shares of each class was grouped into a single share of the same class, with a related amendment to Article 5 of Oi’s bylaws.

As a result of the reverse stock split, the current 2,861,553,190 ordinary shares and 5,723,166,910 preferred shares now represent 286,155,319 ordinary shares and 572,316,691 preferred shares, respectively, with the resulting amendment of Article 5 of Oi’s bylaws. Similarly, at the Extraordinary General Meeting held on 18 November 2014, Oi’s shareholders also approved the amendment of the first paragraph of Article 5 of Oi’s bylaws to reflect the changes in share capital and number of shares of Oi approved by the Board, such that the share capital is represented by 858,472,010 shares, comprised of 286,155,319 ordinary shares and 572,316,691 preferred shares, without par value.

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The reverse stock split proposal was aimed at reducing the volatility of Oi’s shares resulting from the reduced share price in the market, in order to protect Oi and its shareholders from percentage fluctuations resulting from small changes in the share price and, at the same time, to prevent shareholders, especially foreign investment funds, from being precluded from investing in Oi shares because of its share price. In addition, the reverse stock split was aimed at meeting the requirements of NYSE Listing Rules, which require, among other things, that the average closing price of the shares of listed companies remain equal to or greater than USD1 per share during any consecutive period of 30 trading days.

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